# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Xponential Fitness, Inc., CIK 0001802156
CUSIP: 98422X101
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 17877 Von Karman Ave., Suite 100, Irvine, California (CA), 92614
Date of event which requires filing of this statement: 07/30/2025
Amends the filing with accession number 0001193125-21-237712
Filed by CIK 0001870549
Persons authorized to receive notices and communications: Anthony Geisler, 6789 Quail Hill Parkway #408, Irvine, California (CA), 92603, (949) 346-9793

## Reporting persons
- The Anthony Geisler Trust U/A Dated 05/17/2011: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 294,204; sole dispositive power 0; shared dispositive power 294,204; aggregate amount beneficially owned 294,204 (0.8% of the class); the aggregate amount excludes certain shares
  Comment: Row (13) consists of 294,204 shares of Class A Common Stock. The aggregate percentage of shares of Class A Common Stock reported was calculated based on 34,926,000 shares of Class A Common Stock issued and outstanding as of April 30, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2025, filed with the U.S. Securities and Exchange Commission on May 9, 2025.
- LAG Fit, Inc. (CIK 0001874115): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 7,513,208; sole dispositive power 0; shared dispositive power 7,513,208; aggregate amount beneficially owned 7,513,208 (17.7% of the class)
  Comment: Rows (8), (10), (11) and (13) consist of (i) 83,330 shares of Class A Common Stock and (ii) 7,429,878 shares of Class B Common Stock. The aggregate percentage of shares of Class A Common Stock reported was calculated based on 34,926,000 shares of Class A Common Stock issued and outstanding as of April 30, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2025, filed with the U.S. Securities and Exchange Commission on May 9, 2025.
- Anthony Geisler (CIK 0001870549): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 8,059,475; shared voting power 0; sole dispositive power 8,059,475; shared dispositive power 0; aggregate amount beneficially owned 8,059,475 (19% of the class)
  Comment: Rows (8), (10), (11) and (13) consist of (i) 252,063 shares of Class A Common Stock held directly by Anthony Geisler, (ii) 294,204 shares of Class A Common Stock held directly by the Anthony Geisler Trust U/A Dated 05/17/2011, (iii) 83,330 shares of Class A Common Stock held by LAG Fit, Inc. and (iv) 7,429,878 shares of Class B Common Stock held by LAG Fit, Inc. The aggregate percentage of shares of Class A Common Stock reported was calculated based on 34,926,000 shares of Class A Common Stock issued and outstanding as of April 30, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2025, filed with the U.S. Securities and Exchange Commission on May 9, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Xponential Fitness, Inc.
Address of issuer's principal executive offices: 17877 Von Karman Ave., Suite 100, Irvine, California (CA), 92614
Comment:
EXPLANATORY STATEMENT
The following constitutes Amendment No. 5 ("Amendment No. 5") to the initial statement on Schedule 13D, filed on August 5, 2021 (as amended, the "Schedule 13D") by the undersigned, as amended by the Amendment No. 1 thereto, filed on August 31, 2021, the Amendment No. 2 thereto, filed on February 22, 2023, the Amendment No. 3 thereto, filed on June 18, 2024, and the Amendment No. 4 thereto, filed on November 19, 2024. This Amendment No. 5 amends the Schedule 13D as specifically set forth herein. Capitalized terms used in this Amendment No. 5 and not otherwise defined herein have the meanings given to them in the Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended to add the following language:

As previously disclosed in the Schedule 13D filed by the Reporting Persons on August 5, 2021, and in Amendment No. 4 on November 19, 2024, the Reporting Persons are parties to a Tax Receivable Agreement (the "Tax Receivable Agreement"), which provides for, among other things, payment by the Issuer of 85% of the U.S. federal, state and local income tax or franchise tax savings realized by the Issuer as a result of (i) certain favorable tax attributes Issuer will acquire from certain mergers effected in connection with the Reorganization (including net operating losses and the disappearing entities' allocable share of existing tax basis), (ii) increases in the Issuer's allocable share of existing tax basis and tax basis adjustments that may result from (x) certain contributions and certain redemptions, each effected in connection with the Reorganization, (y) future taxable redemptions and exchanges of LLC Units by members of Xponential Holdings (other than the Issuer) and (z) certain payments made under the Tax Receivable Agreement, and (iii) deductions in respect of interest under the Tax Receivable Agreement.

Assignment and Assumption Agreement

As contemplated by the Tax Receivable Agreement, a party to the Tax Receivable Agreement may assign any of its rights under the agreement to any person as long as such transferee has executed and delivered a joinder to the Tax Receivable Agreement, agreeing to become a party to such agreement. On July 30, 2025, the Reporting Persons (the "Sellers") entered into an Assignment and Assumption Agreement (the "Assignment and Assumption Agreement") with the Parallaxes Xenon II, LLC (the "Purchaser"), pursuant to which the Sellers agreed to assign to the Purchaser their interests in, and rights and obligations under, the Tax Receivable Agreement with respect to any and all Common Units or other membership interests in OpCo that were subject to an Exchange prior to the effective date of the Assignment and Assumption Agreement (as such terms are defined in the Tax Receivable Agreement and collectively referred to as the "Transferred Interests"). The above summary is qualified by reference to the complete text of the Assignment and Assumption Agreement, a copy of which is attached as Exhibit 10 hereto.

Joinder Agreement

On July 30, 2025, the Issuer and Purchaser entered into a Joinder Agreement (the "Joinder Agreement") to the Tax Receivable Agreement, pursuant to which the Purchaser acquired from the Sellers the right to receive the Transferred Interests. The above summary is qualified by reference to the complete text of the Joinder Agreement, a copy of which is attached as Exhibit 11 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended to add the following language:

Exhibit Number Description of Exhibit

10 Assignment and Assumption Agreement, dated as of July 30, 2025, by and among Parallaxes Xenon II, LLC, Anthony Geisler, the Anthony Geisler Trust U/A Dated 05/17/2021, LAG Fit, Inc.

11 Joinder Agreement to the Tax Receivable Agreement, dated as of July 30, 2025, by and among Xponential Fitness, Inc. and Parallaxes Xenon II, LLC.

## Signatures
- The Anthony Geisler Trust U/A Dated 05/17/2011: /s/ Anthony Geisler, Trustee (08/01/2025)
- LAG Fit, Inc.: /s/ Anthony Geisler, President (08/01/2025)
- Anthony Geisler: /s/ Anthony Geisler, Anthony Geisler (08/01/2025)